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SE 18000629

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freeman and Co. Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue, 12th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Daniels, FINOP — (212) 751-4422 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown PC
(Name -- *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Securities and Exchange
FEB 23 2018
RECEIVED

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Eric Weber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freeman and Co. Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

CEO
Title

Notary Public

CAROL H. FOX
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FO4976291
Qualified in Queens County
My Commission Expires January 14, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Freeman & Co. Securities, LLC
Contents
December 31, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Freeman & Co. Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Freeman & Co. Securities, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

February 15, 2018

New York, New York

Freeman & Co. Securities, LLC
Statement of Financial Condition
As of December 31, 2017

Assets	
Cash and cash equivalents	$1,205,266
Accounts receivable	38,750
Other assets	42,331
Total assets	$ 1,286,347
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 203,255
Deferred rent	4,440
Total liabilities	207,695
Member's equity	1,078,652
Total liabilities and member's equity	$ 1,286,347

The accompanying notes are an integral part of this financial statement.

1. Nature of business

Freeman & Co. Securities, LLC (the "Company"), is a Delaware limited liability company and is wholly-owned by Freeman & Co. LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations consist primarily of providing general strategic advice to corporations concerning mergers, acquisitions, divestitures, joint ventures, business strategy, strategic investments, and other corporate transactions. The Company participates in debt and equity underwritings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at year end consist of one money market account.

Advisory Fees

Advisory fee revenues are recorded as earned in accordance with the terms of the advisory fee agreements and are recognized once services have been rendered, revenue is determinable and collectability is reasonable assured.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("Topic 606"), which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this Topic is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. Topic 606 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. Topic 606 will be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for full retrospective or modified retrospective adoption.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Accounts Receivable

Accounts receivable are recorded at net realizable value, which includes an appropriate allowance for estimated uncollectible accounts. The allowance for estimated doubtful accounts is based on the Company's history of write-offs, the level of past due accounts, and its relationship with, and the economic status of, its clients. Management believes that all accounts at December 31, 2017 are fully collectible. Therefore, no allowance for doubtful accounts is deemed required a December 31, 2017. The Company's accounts receivable balance at December 31, 2017 consists of one client.

3. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income. The Company's Sole Member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2017, the Company's allocated portion of UBT was approximately $164,000.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Sole Member files its income tax returns in the U.S. federal and various state and local jurisdictions, and remains subject to U.S. federal and state income tax audits for all periods subsequent to 2014.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Exemption from Rule 15c3-3

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Net capital requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company's net capital was approximately $998,000 which was approximately $898,000 in excess of its minimum requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.2 to 1.

6. Related party transactions

The Company has an Administrative Services Agreement (the "Agreement") with its Sole Member. The Agreement requires the Sole Member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology, which is included in the related line items on the statement of operations. The total amount of administrative service provided by the Sole Member and reimbursed by the Company in 2017 was approximately $619,000. In addition, the Sole Member pays out compensation costs to personnel on behalf of the Company, which the Company accrues directly based on completed transactions. These compensation costs included on the statement of operations totaled $3,300,000 for 2017 for which the Company reimbursed the entire amount. At December 31, 2017, approximately $164,000 of the balance in accounts payable and accrued expenses represents amounts payable to the Sole Member. In addition, the deferred rent liability balance of $4,440 at December 31, 2017 represents an amount due to the Sole Member.

7. Concentrations

The Company earned advisory fees from four clients that individually comprised greater than 10% of total revenues. Fees from these clients accounted for approximately 88% of advisory fees in 2017. There were no balances due as of December 31, 2017 from these customers.

In the normal course of business, the Company maintains all of its cash in a financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent that the financial institution with which it conducts business is unable to fulfill its contractual obligations. Management monitors the financial condition of such institution and does not anticipate any losses from this counterparty.